UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 14, 2008

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 9, 2008 entitled “STATEMENT REGARDING VODACOM”

9 October 2008

STATEMENT REGARDING VODACOM

Vodafone notes the announcement issued by Telkom SA Limited and confirms that it has made a non-binding proposal to acquire a 15% stake in Vodacom (Proprietary) Limited for a cash consideration of ZAR 22.5 billion less the attributable net debt of Vodacom at the date of signing subject to, inter alia, the listing and unbundling of Telkom's remaining stake of 35% in Vodacom to Telkom shareholders (the "Proposed Transaction").

The Proposed Transaction would result in Vodafone owning 65% of an attractive asset with strong market positions in South Africa, Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.

The execution of the Proposed Transaction remains subject to a number of conditions, including the successful negotiation and agreement of final transaction documents.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 14, 2008	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary